FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* BBT Fund, L.P.	2. Issuer Name and Ticker or Trading Symbol P-Com, Inc. (PCOM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) West Bay Road, P.O. Box 31106 SMB	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 1, 2002
(Street) Grand Cayman, Cayman Islands		5. If Amendment, Date of Original (Month/Day/Year) N/A	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.0001	N/A	N/A	N/A		N/A	N/A	N/A	122,800	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expira- tion Date	Title	Amount or Number of Shares
4.25% Convertible Notes due 2002	$2.50	11/01/02	N/A	J(1)			$9,500,000	Immed.	11/01/02	Common Stock	3,800,000	N/A	-0-	D
7% Convertible Notes due 11/01/05	$2.10	11/01/02	N/A	J(1)		$9,500,000		Immed.	11/01/05	Common Stock	4,523,810	J (1)	$9,500,000	D

Explanation of Responses:
SEE CONTINUATION SHEET	BBT FUND, L.P. By: /s/ W.R. Cotham W.R. Cotham, Vice President of BBT-FW, Inc., general partner of BBT Genpar, L.P., general partner of BBT Fund, L.P. **Signature of Reporting Person	November 5, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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CONTINUATION SHEET TO FORM 4
_____________________________________________ Name and Address of Reporting Person:	_____________________________________________ BBT Fund, L.P. West Bay Road P.O. Box 31106 SMB Grand Cayman, Cayman Islands

Issuer Name and Ticker or Trading Symbol:	P-Com, Inc. (PCOM)
Date of Event Requiring Statement:	November 1, 2002
_____________________________________________ Other Reporting Persons:	____________________________________________ Signatures of Reporting Persons:
BBT Genpar, L.P. (2) 201 Main Street, Suite 3200 Fort Worth, Texas 76102	BBT GENPAR, L.P. By: BBT-FW, Inc., general partner By: /s/ W.R. Cotham W.R. Cotham, Vice President
BBT-FW, Inc. (2) 201 Main Street, Suite 3200 Fort Worth, Texas 76102	BBT-FW, Inc. By: /s/ W.R. Cotham W.R. Cotham, Vice President
Sid R. Bass (2) 201 Main Street, Suite 3200 Fort Worth, Texas 76102	SID R. BASS /s/ William P. Hallman, Jr. William P. Hallman, Jr., Attorney-in-Fact (3)

Explanation of Responses:

(1)  Effective November 1, 2002, BBT Fund, L.P. exchanged $9,500,000 in principal amount of the Issuer's 4.25% convertible notes due 11/01/02 for $9,500,000 in principal amount of the Issuer's 7% convertible notes due 11/01/05, pursuant to a restructuring proposal from the Issuer.

(2)  Sid R. Bass ("SRB") is the President and sole shareholder of BBT-FW, Inc., a Delaware corporation ("BBT-FW"), which is the general partner of BBT Genpar, L.P., a Delaware limited partnership ("Genpar"), which is the managing general partner of BBT Fund, L.P., a Cayman Islands exempted limited partnership ("BBT Fund"), which is the direct beneficial owner of the securities reported herein. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), each of SRB, BBT-FW, and Genpar is deemed to be the beneficial owner of the shares beneficially owned by BBT Fund only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account thereof. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that SRB, BBT-FW, or Genpar is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by BBT Fund in excess of such amount.

(3)  A Power of Attorney authorizing William P. Hallman, Jr., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.